
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 13, 2010

Mr. Honggang Yu
Chief Executive Officer
Vantone International Group, Inc.
f/k/a Senior Optician Service, Inc.
No 195 Zhongshan Road, Heping District
Shenyang, Liaoning Province
People's Republic of China

> **Re:** **Senior Optician Service, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2009**
> **Filed July 14, 2009**
> **File No. 000-28683**
> **Supplemental Response Letter**
> **Dated May 25, 2010**

Dear Mr. Yu:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2009

General

1. In response to prior comment six from our letter dated March 19, 2010 you indicate that your share exchange with Vantone International Group was a transaction with entities that were under common control. It did not appear that this transaction was described in

response to Item 13 of Form 10-K and Item 404 of Regulation S-K. Please revise to provide the information required for the share exchange or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 at with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services